================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K


(Mark One)
   X     Annual report for the period ended December 31, 2000 pursuant to
  ---    Section 15(d) of the Securities Exchange Act of 1934

         Transition report pursuant to Section 15(d) of the Securities Exchange
  ---    Act of 1934

                          Commission file number 1-6157


                             Heller Financial, Inc.
                             ----------------------
                         Savings and Profit Sharing Plan
                         -------------------------------
                              (Full title of plan)


                             Heller Financial, Inc.
                             ----------------------
             (Exact name of registrant as specified in its charter)


          Delaware                                         36-1208070
-------------------------------                        ------------------
(State or other jurisdiction of                         (I.R.S. Employer
incorporation or organization)                         Identification No.)


500 W. Monroe Street, Chicago, Illinois                       60661
---------------------------------------                ------------------
(Address of principal executive offices)                   (Zip Code)

                                 (312) 441-7000
                                 --------------
              (Registrant's telephone number, including area code)

                                      None
                                      ----
              (Former name, former address and former fiscal year,
                         if changed since last report)

Heller Financial, Inc.
Savings and Profit Sharing Plan

Financial Statements and Supplemental Schedules
As of December 31, 2000 and 1999
Together with Auditors' Report












Employer Identification Number 36-1208070
Plan Number 015

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Plan Administrator of
Heller Financial, Inc. Savings and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits for the HELLER FINANCIAL, INC. SAVINGS AND PROFIT SHARING PLAN as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with the accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LLP


Chicago, Illinois
June 15, 2001

                             HELLER FINANCIAL, INC.
                         SAVINGS AND PROFIT SHARING PLAN


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        As of December 31, 2000 and 1999

                                 (In thousands)





                                                     2000           1999
                                                   --------       --------
ASSETS:
  Investments, at market value (Note 4)            $126,205       $126,948
  Participant loans                                   1,675          2,187
                                                   --------       --------
          Total investments                         127,880        129,135


  Receivables-
    Employer contribution                             1,474          1,393
                                                    -------       --------
NET ASSETS AVAILABLE FOR BENEFITS                  $129,354       $130,528
                                                   ========       ========


        The accompanying notes are an integral part of these statements.

                             HELLER FINANCIAL, INC.
                         SAVINGS AND PROFIT SHARING PLAN


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      For the Year Ended December 31, 2000

                                 (In thousands)


ADDITIONS TO PLAN ASSETS ATTRIBUTED TO:
  Investment income-
    Interest and dividend income                                 $  6,966
    Net depreciation in fair value of investments (Note 4)         (3,159)
                                                                 --------
          Total investment income                                   3,807


  Employee contributions                                            8,945
  Employer contributions                                            2,040
                                                                 --------
          Total additions                                          14,792
                                                                 ========

DEDUCTIONS FROM PLAN ASSETS ATTRIBUTED TO:
  Payments to participants                                         15,955
  Other expenses                                                       11
                                                                 --------
          Total deductions                                         15,966
                                                                 --------
          Net decrease in net assets available for benefits        (1,174)


NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                               130,528
                                                                 --------
  End of year                                                    $129,354
                                                                 ========


         The accompanying notes are an integral part of this statement.

                             HELLER FINANCIAL, INC.
                         SAVINGS AND PROFIT SHARING PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 2000 and 1999




1.   PLAN DESCRIPTION

     The following brief description of the Heller Financial, Inc. Savings and Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

     General

     The Plan, as restated January 1, 1989, and as amended April 30, 1998, is a defined contribution profit sharing plan with 401(k) provisions, subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") and covers substantially all employees, except leased employees, of Heller Financial, Inc. (the "Company") and its participating subsidiaries and affiliates.

     The investment assets of the Plan at December 31, 2000 and 1999, were held, and transactions during the years then ended were executed, under a discretionary trust agreement with Vanguard. In addition, Vanguard performs additional record-keeping tasks for the Plan.

     Employee Contributions

     Under the savings component of the Plan, all employees are immediately eligible upon employment to enter into a deferred income agreement with the Company, under which the Company will make a deferred income contribution to the participant's account, subject to certain limitations, equal to the amount by which the participant has elected to defer. The individual maximum deferral permitted by the Plan is limited to 16% of gross base pay as defined. The participant deferral limitation is also subject to an annual dollar limitation set by the Internal Revenue Service.

     Employer Contributions

     Under the profit sharing component of the Plan, employer contributions are made to the participants' accounts at the discretion of the Company's Board of Directors. It is the intention of the Company, however, to base its annual contributions on certain financial objectives established by the Board of Directors. Beginning on the January 1 or July 1 coincident with or following their date of hire, participants are eligible to receive an allocation of the employer contribution provided their employment is not terminated prior to the last business day of the Plan year. The participant's share of the annual employer contribution will be paid as a contribution to the Company Stock Fund and will be deposited directly into the participant's account. Employer profit sharing contributions are allocated to each participant's account based on the percentage of each participant's compensation to the total compensation of all active participants. Employees who are participants in certain Company incentive plans are not eligible for an allocation of the employer contribution.

     An additional contribution may be made by the Company in the form of a 50% match of employee contributions of up to 5% of an employee's gross base salary. All participants hired prior to January 1, 1993, are immediately eligible for this matching contribution, which is deposited into the participant's account semiannually, provided the participant is not terminated prior to the last business day of each semiannual period. For employees hired on or after January 1, 1993, one year of employment is required to be eligible for the employer matching contribution. Matching contributions are allocated to each participant's account based on the participant's deferral election, subject to certain limitations.

     Participant Accounts

     Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting

     All participants are fully vested in all employee contributions, employer profit sharing contributions and accumulated changes of the nonmatching components of their respective accrued benefits. Participants hired prior to January 1, 1993, are fully vested in all matching contributions made to their respective accounts. Participants hired on or after that date are vested in the employer matching contributions by 20% per year of continuous service to the Company, and become fully vested after five such years.

     Benefit Payments and Withdrawals

     Distributions are ordinarily made to participants in a lump sum amount within 90 days following their termination of service, retirement, death or disability.

     Participants may also request a hardship withdrawal from their accounts prior to termination. Such withdrawals, however, are subject to a 10% excise tax if the participant is less than 59-1/2 years old and the withdrawal does not qualify for exemption under the Internal Revenue Code ("IRC") regulations.

     Participant Loans

     Participants are allowed to borrow against their accounts at the current prime rate of interest. The amount of the loan is subject to a minimum of $500 and a maximum of 50% of the participant's account balance up to a maximum loan balance of $50,000. Any interest paid by the participant on the loan is deposited in the individual's account.

     Forfeited Accounts

     Forfeitures of any unvested matching contributions are applied toward future employer matching contributions and Plan expenses.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting

     The financial statements of the Plan have been prepared on the accrual basis of accounting.

     Use of Estimates

     The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition

     Investments are stated at market value. Investments are in seven mutual funds of The Vanguard Group ("Vanguard") and in the Company Stock Fund. The valuation of the Vanguard Funds are based upon daily net asset values as determined by Vanguard. The Company Stock Fund is valued at its year-end closing price (comprised of year-end market price plus uninvested cash position). Investment income or loss is recognized by the Plan as interest income, dividend income or an increase or decrease in fair value, as applicable. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex dividend date. Capital gain distributions are included in dividend income.

     Payment of Benefits

     Benefits are recorded when paid.


3.   RELATED PARTIES

     The Company is the Plan sponsor and administrator. An administrative committee of at least three people is appointed by the Company's Board of Directors to assist in the administration of the Plan. Committee members, who are employees of the Company, are not compensated by the Plan for services rendered as committee members. Certain other administrative services are provided for the Plan by the Company at no cost to the Plan.

4.   INVESTMENTS

     The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2000 and 1999 (in thousands):



                                                    2000          1999
                                                  --------      --------

          Vanguard PRIMECAP Index Fund             $38,861       $35,357
          Vanguard 500 Index Fund                   30,781        35,144
          Vanguard Wellington Fund                  16,746        17,870
          Vanguard Retirement Savings Trust         13,614        15,464
          Vanguard International Growth Fund         9,951        11,194
          Heller Financial Company Stock Fund        8,852         5,509
                                                  ========      ========

     During 2000, the Plan's Investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $3.2 million as follows (in thousands):



                    Mutual funds            $(6,539)
                    Common stock              3,380
                                            -------
                    Net depreciation        $(3,159)

                                            =======

     The Plan provides for investments in common stock and mutual funds that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.


5.   NONPARTICIPANT-DIRECTED INVESTMENTS

     The Heller Financial Company Stock Fund is an investment option that contains both participant-directed and nonparticipant-directed activity. Information about the net assets and the significant components of the changes in net assets relating to the Heller Financial Company Stock Fund is as follows (in thousands):


                                                     2000         1999
                                                   --------     --------

          Net assets-
            Common Stock                            $ 8,852       $5,509
            Employer contribution receivable          1,474        1,393
                                                    -------       ------
                                                    $10,326       $6,902
                                                    =======       ======


                                                           Year Ended
                                                       December 31, 2000
                                                       -----------------
     Changes in net assets-
       Contributions                                         $2,382
       Interest and dividend income                             102
       Net appreciation                                       3,380
     Benefits paid to participants                             (619)
     Transfers to participant-directed investments           (1,821)
                                                             ------
                                                             $3,424
                                                             ======


6.   TAX STATUS

     The Plan has received a determination letter on August 4, 1995, in which the Internal Revenue Service stated that the Plan and related trust, are designed in accordance with applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.


7.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.


8.   ASSET TRANSFER INTO PLAN

     During 1999, the Company acquired HealthCare Financial Partners, Inc. Effective September 1, 1999, the HealthCare Financial Partners, Inc. 401(k) Plan merged into the Plan. The amount of net assets available for benefits transferred totaled $1.5 million.


9.   SUBSEQUENT EVENTS

     Effective January 1, 2001, employees are eligible for the Company Match immediately on the date of hire.

     Effective January 1, 2001, the maximum deferral permitted by the Plan has increased to 18% of gross base pay as defined.

                                                                     Schedule 1





                             HELLER FINANCIAL, INC.
                         SAVINGS AND PROFIT SHARING PLAN


                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                 AT END OF YEAR

                                December 31, 2000

                                 (In thousands)



                                                                        Market
          Description of Asset                          Cost**          Value
-------------------------------------------------      -------        ---------
INVESTMENTS:
  The Vanguard Group*-
       Vanguard PRIMECAP Index Fund                     $   -       $  38,861
       Vanguard 500 Index Fund                              -          30,781
       Vanguard Wellington Fund                             -          16,746
       Vanguard Retirement Savings Trust                    -          13,614
       Vanguard International Growth Fund                   -           9,951
       MAS Small Cap Value Fund                             -           5,326
       Vanguard Total Bond Market Fund                      -           2,074
  Heller Financial Company Stock Fund*                  7,123           8,852
  Participant Loans (interest rates of 6.00%
      to 9.75%)*                                            -           1,675
                                                        =====        --------
                                                                     $127,880
                                                                     ========



               *Represents a party in interest.

              **Required for nonparticipant-directed transactions.



          The accompanying notes are an integral part of this schedule.

                                                                     Schedule 2



                             HELLER FINANCIAL, INC.
                         SAVINGS AND PROFIT SHARING PLAN


                       SCHEDULE OF REPORTABLE TRANSACTIONS

                      For the Year Ended December 31, 2000

                             (Dollars In thousands)



                                      Purchases                        Sales
                               ---------------------   ----------------------------------------------
                                                                             Historical
                               Number of    Purchase    Number     Selling      Cost         Realized
  Description of Asset         Purchases     Price     of Sales     Price     of Asset         Gain
-------------------------      ---------    --------   --------    -------   ----------      ---------

Heller Financial Company
 Stock Fund                        136       $3,546       365       $3,586      $3,506           $80
                               =========    ========    =======    =======   ==========      =========


          The accompanying notes are an integral part of this schedule.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                 HELLER FINANCIAL, INC.
                                 SAVINGS AND PROFIT SHARING PLAN


                                 By: /s/     LAWRENCE G. HUND
                                    ------------------------------------------
                                      Lawrence G. Hund
                                      Executive Vice President and Controller


Date:  June 15, 2001